UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 14, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release
ANGLOGOLD ASHANTI, NUM, SOLIDARITY, UASA, IZINGWE HOLDINGS
AND ESOP TRUSTEES ANNOUNCE RESTRUCTURING OF THEIR EMPLOYEE
SHARE OWNERSHIP PLAN AND ECONOMIC EMPOWERMENT TRANSACTION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
14 April 2011
ANGLOGOLD ASHANTI, NUM, SOLIDARITY, UASA, IZINGWE HOLDINGS AND ESOP
TRUSTEES ANNOUNCE RESTRUCTURING OF THEIR EMPLOYEE SHARE OWNERSHIP
PLAN AND ECONOMIC EMPOWERMENT TRANSACTION

AngloGold Ashanti Limited, the National Union of Mineworkers (NUM), Solidarity, UASA – The Union
(UASA), Izingwe Holdings (Proprietary) Limited and the Bokamoso ESOP Board of Trustees are
pleased to announce agreements between them on the restructuring of the empowerment transactions concluded respectively between the company and the unions, and the company and
Izingwe in 2006. The restructuring proposals are still subject to approval by other AngloGold Ashanti shareholders.

These new arrangements follow a period of consultation between the parties which began late last year. These interactions were motivated by the fact that share price performance since the onset of the 2008 global financial crisis led to a situation where the first two tranches of E shares (otherwise known to participants as loan shares), which operate essentially as share appreciation rights, vested and lapsed at no additional value to Bokamoso ESOP beneficiaries and Izingwe.

Ordinarily, this would be accepted as a normal risk of share ownership. However, AngloGold Ashanti takes the view that the empowerment transactions were designed to enable AngloGold Ashanti to further play its part in ameliorating SA’s historical legacy. In addition, the Bokamoso ESOP was established in consultation with the trade unions to ensure a closer alignment of the interests of employees and the company. And the empowerment transaction with Izingwe was additionally designed to contribute to enhancing entrepreneurship (in addition to the transactions that AngloGold
Ashanti entered into with African Rainbow Minerals in 1998 and 2001).

In this light, the Board of AngloGold Ashanti has taken the view that it is appropriate that, as far as possible the E shares, on vesting, should see the transfer of an element of value.

ESOP beneficiaries also benefit from ownership of ordinary shares transferred at no cost. This aspect of the ESOP is unaffected by this restructuring transaction.

To explain the original scheme and envisaged changes to it:

The original scheme saw 2,880,000 E shares (along with 960,000 ordinary shares) transferred to the
Bokamoso ESOP trust on behalf of the just over 30,000 eligible employees, and 1,400,000 E shares transferred to Izingwe effective November 2006. These E shares were to vest in five equal annual tranches from November 2009 to November 2013.

Based on a R320 share price prevailing at the time, the E shares were transferred at 10% discount, giving a base price of R288. A notional interest rate of 7% for the Bokamoso ESOP and 8% for
Izingwe was applied, partially offset by 50% of dividend flows.
Both sets of empowerment transaction beneficiaries have benefited from dividend flows and a once-
off payout at the time of the 2008 AngloGold Ashanti rights issue. And ESOP members have enjoyed the benefits of vested ordinary shares.
Unfortunately, the company’s share price had not reached the strike price level on either of the vesting dates, leaving the shares “underwater” and hence left to lapse at zero value.
In order to remedy this situation in a manner that would ensure an element of value accruing to participants, though at a reasonable incremental cost to AngloGold Ashanti shareholders, consultations between AngloGold Ashanti management and the unions and Izingwe respectively have led to a conclusion whereby:
•   Lapsed loan shares that vested without value will be reinstated
•   The strike (base) price will be fixed at R320 per share for the Bokamoso ESOP and R330 for
Izingwe
•   The notional interest charge will fall away
•   As previously, 50% of any dividends declared will be used to reduce the strike price
•   As previously, the remaining 50% is paid directly to participants under the empowerment transaction
•   The life span of the scheme will be extended by an additional one year, the last vesting being in
2014, instead of 2013. A minimum payout on vesting of the E shares has been set at R40 each and a maximum payout of R70 each per E Share for Izingwe and R90 each for members of the
Bokamoso ESOP (ie employees), plus the impact of the 50% of dividend flow. While the floor price provides certainty to all beneficiaries of the empowerment transactions, the creation of a ceiling serves to limit the cost to AngloGold Ashanti and its shareholders.
The payout per share to the Bokamoso ESOP participants at vesting will therefore be calculated as follows: Share price (maximum R410) minus (strike price minus 50% of dividend), subject to a minimum payout of R40 per share.
AngloGold Ashanti CEO Mark Cutifani comments:”We’ve taken a proactive stance, in partnership with Izingwe and our employees, to ensure this economic empowerment initiative has the intended benefit. We believe this has been achieved at a very reasonable cost to shareholders, while delivering clear upside for AngloGold Ashanti, its employees and South Africa as a whole.”
May Hermanus, who chairs the Bokamoso ESOP board of trustees, speaking also on behalf of union nominees on the board, says: “The absence of value flowing to members on vesting dates in respect of the E shares was worrying to trustees and members of the scheme. We therefore welcome the constructive and creative thinking that has gone into remedying this problem for ESOP members”
And Izingwe Holdings chairman Sipho Pityana says: “Our common commitment to create an inclusive economic dispensation, by redressing the unfair discrimination of the past, resonates powerfully when major players in the economy, of the kind AngloGold Ashanti is, take decisive steps to ensure the success of the black economic empowerment project. The fact that this was done without pressure from government is positive commentary on AGA and its leadership”
__________________________________________________________________________________________________________________
Contacts
Tel:                                                                                                                                     E-mail:
Alan Fine (AngloGold Ashanti)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Lesiba Seshoka (NUM)
+27 (0) 11 377-2047
/
+27 (0) 82 803 6719
lesibas@num.org.za
Ashley Ally (Izingwe)
+27 (0) 11 726-1112
/
+27 (0) 83 449 4293
ashley@izingwe.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303 / +27 (0) 82 330 9628
/             +1 646 338 4337
sbailey@anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: April 14, 2011
By:
/s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary